
Mail Stop 3720

December 22, 2006

Guy M. Campbell
Chief Executive Officer
Harris Stratex Networks, Inc.
1025 West NASA Boulevard
Melbourne, Florida 32919

> **RE:** **Harris Stratex Networks, Inc.**
> **Registration Statement on Form S-4/A**
> **Filed on December 19, 2006**
> **File No. 333-137980**

Dear Mr. Campbell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page – To Our Stockholders

1. We reissue prior comment one as it appears from your courtesy copy that the cover page exceeds one page.

2. We reference your revisions in response to our prior comment two stating that the actual number of shares to be issued in the merger and combination will not be known until the effective time because "it will depend upon the number of shares of Stratex common stock outstanding and underlying options and warrants." Please advise us under what circumstances Stratex may issue shares of common stock outside of those shares underlying options and warrants, which shares would be considered in your calculation of the number of shares to be exchanged in the merger. We may have further comment based upon your response.

Background of the Transaction – page 53

3. We note your response to comment seven, and the statement that disclosure of partial or draft forms of the information contained in Bear Stearns' fairness opinion is not material to investors. Please disregard our prior reference to Rule 13e-3. Nevertheless, it appears that the preliminary presentations are "referred to in the prospectus" within the meaning of Item 4(b) of Form S-4. Please advise us further why you believe that these preliminary presentations are not materially related to the transaction, given your statement on page 54 that Bear Stearns on April 19, 2006 "presented preliminary material relevant to the possible combination of Stratex's and the Microwave Communications Division's respective businesses." Alternatively, provide the disclosure as requested in our prior comment.

4. Please revise to provide further insight into the alternatives considered by Stratex and why the alternatives were rejected. Your revised disclosure in response to prior comment 8 merely references Stratex's discussions with major international suppliers generally, the lack of any meaningful responses and the subsequent transactions in which certain suppliers engaged (without indicating whether Stratex engaged in discussions with the named suppliers). However, you do not give enough background information to help a reader understand what the board considered regarding the ability to "increase the value of Stratex for its stockholders through these alternatives" and "the timing and likelihood of effecting any alternative." Please revise.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    You may contact Kathryn Jacobson, Accountant, at (202) 551-3365 or Kyle Moffat, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding

Guy M. Campbell
Harris Stratex Networks, Inc.
December 22, 2006
Page 3

comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

      Sincerely,

      Michele Anderson
      Legal Branch Chief

cc: Duncan McCurrach, Esq. (via facsimile)
      Sullivan & Cromwell LLP